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                                                          Rule 424(b)(3) and (c)
                                                          333-53491


                       SUPPLEMENT DATED FEBRUARY 12, 1999
                      TO PROSPECTUS DATED JANUARY 28, 1999

                         AMERICAN AXLE & MANUFACTURING
                                 HOLDINGS, INC.

     The following information supplements and amends the Prospectus, dated January 28, 1999, of American Axle & Manufacturing Holdings, Inc. (the "Company") relating to the issuance and sale of 7,000,000 shares (excluding the Underwriters' over-allotment options) of common stock, par value $.01 per share, of the Company. This Supplement should be read in conjunction with the Prospectus dated January 28, 1999.

     On February 12, 1999, the Company announced the signing of a definitive agreement to acquire all of the outstanding stock of Colfor Manufacturing, Inc. ("Colfor") for a cash purchase price ranging from $160 million to $170 million, depending on certain purchase price adjustments. Colfor specializes in precision cold, warm and hot forgings, and operates three manufacturing facilities in Ohio. Giving effect as of January 1, 1998 to Colfor's October 1998 acquisition of Valley Forge, Inc., Colfor's pro forma net sales for 1998 would have been approximately $126 million. The Company intends to finance the acquisition through the use of a portion of the proceeds of its anticipated high-yield subordinated debt offering. The transaction is subject to customary closing conditions, including approval of regulatory authorities, and there can be no assurance that the transaction will be consummated.